Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
RANDGOLD RESOURCES (LSE:RRS) (Nasdaq:GOLD)
Q2 RESULTS INVESTOR CONFERENCE CALL — TUESDAY 28 JULY 2009
Randgold Resources CEO Dr Mark Bristow will be hosting a conference call to coincide with the release of the Q2 results to end June 2009.
Date: Tuesday 28 July 2009
Time: 08:00 Pacific (USA/Canada) * 11:00 Eastern (USA/Canada) * 16:00 (UK) * 17:00 Central Europe/SA

*	A live Audio Webcast of the London presentation to analysts will be available on the company’s website from 12:00 UK Tuesday 28 July and will remain on the site for later viewing.

*	The PowerPoint presentation will be available on the website from 11:30 UK Tuesday 28 July.
INTERNATIONAL CONFERENCE CALL DETAILS
DIAL-IN
NUMBERS — LIVE CALL Access code ‘RANDGOLD RESOURCES’
UK — Toll-free 0800 917 7042
USA — Toll 1-412 858 4600, Toll-free 1-800 860 2442
Canada — Toll-free 1-866 519 5086
Europe — Toll +41 916 105 600, Toll-free +800 246 78 700
Hong Kong — Toll +27 11 535 3600
Australia — Toll-free 1-800 350 100
South Africa — Toll 011 535 3600, Toll-free 0800 200 648
OPTION — WE CALL YOU
If you wish us to call you for the conference call, please let us know.
(Please ensure that your direct line is free at this time to allow full participation in the conference call)
PLAYBACK — (replay available 2 hours after the call, for 48 hours) Access Code 2649#
UK — Toll-free 0808 234 6771
USA/Canada — Toll 1 412 317 0088
Europe — Toll +41 91 612 4330
South Africa — Toll 011 305 2030
TRANSCRIPT
Please advise us by e-mail, with your details, if you would like to be sent a copy of the transcript of the conference call.
QUESTIONS
Submit any questions relating to the results to randgoldresources@dpapr.com and you will receive a prompt response.
REPLY
Please indicate whether you would like to participate in the conference call by replying to: randgoldresources@dpapr.com.
For any queries please don’t hesitate to contact me.
Kathy du Plessis
Randgold Resources Investor and Media Relations
randgoldresources@dpapr.com
Tel +44 20 7557 7738
www.randgoldresources.com